

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2022

Robert Mailloux
Vice President and Controller
HONEYWELL INTERNATIONAL INC
855 South Mint Street
Charlotte, NC 28202

      Re: HONEYWELL INTERNATIONAL INC
           Form 10-K for the year ended December 31, 2021
           File No. 1-08974

Dear Robert Mailloux:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing